Exhibit 99.3

Franco Nevada

The GOLD Investment that WORKS

2025 | THIRD QUARTER FINANCIAL STATEMENTS

Franco-Nevada Corporation

Condensed Consolidated Statements of Financial Position

(unaudited, in millions of U.S. dollars)

	At September 30,	At December 31,
	2025	2024

ASSETS
Cash and cash equivalents (Note 4)	$236.7	$1,451.3
Receivables	190.7	151.8
Gold and silver bullion and stream inventory (Note 7)	10.3	96.8
Loans receivable (Note 6)	23.7	5.9
Other current assets (Note 8)	81.1	11.0
Current assets	$542.5	$1,716.8

Royalty, stream and working interests, net (Note 9)	$6,087.1	$4,098.8
Investments (Note 5)	774.2	325.5
Loans receivable (Note 6)	76.9	104.1
Deferred income tax assets	24.1	30.8
Other assets (Note 10)	12.1	54.4
Total assets	$7,516.9	$6,330.4

LIABILITIES
Accounts payable and accrued liabilities	$66.1	$28.7
Income tax liabilities	50.8	38.8
Current liabilities	$116.9	$67.5

Deferred income tax liabilities	$369.0	$238.0
Income tax liabilities	23.2	19.8
Other liabilities	8.5	8.5
Total liabilities	$517.6	$333.8

SHAREHOLDERS’ EQUITY
Share capital (Note 20)	$5,799.6	$5,769.1
Contributed surplus	20.2	23.0
Retained earnings	1,078.4	486.5
Accumulated other comprehensive income (loss)	101.1	(282.0)
Total shareholders’ equity	$6,999.3	$5,996.6
Total liabilities and shareholders’ equity	$7,516.9	$6,330.4

Commitments and contingencies (Notes 24 and 25)

The accompanying notes are an integral part of these condensed consolidated financial statements.

2025 Third Quarter Financial Statements	2

Franco-Nevada Corporation

Condensed Consolidated Statements of Income and Comprehensive Income

(unaudited, in millions of U.S. dollars and shares, except per share amounts)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
Revenue
Revenue from royalty, streams and working interests (Note 12)	$483.6	$272.9	$1,215.8	$786.1
Interest revenue (Note 6)	4.1	2.8	9.7	5.9
Other interest income	—	—	—	0.6
Total revenue	$487.7	$275.7	$1,225.5	$792.6

Costs of sales
Costs of sales (Note 13)	$47.2	$31.9	$119.2	$94.6
Depletion and depreciation	87.0	54.2	219.4	165.3
Total costs of sales	$134.2	$86.1	$338.6	$259.9
Gross profit	$353.5	$189.6	$886.9	$532.7

Other operating expenses (income)
General and administrative expenses (Note 2 (c), 14)	$8.6	$7.8	$27.6	$21.9
Share-based compensation expenses (Note 15)	7.7	2.4	16.2	7.0
Impairment reversal (Note 9)	(0.7)	—	(4.8)	—
Gain on disposal of royalty interests	—	—	—	(0.3)
Gain on sale of gold and silver bullion (Note 7)	(3.1)	(2.6)	(52.4)	(5.1)
Total other operating expenses (income)	$12.5	$7.6	$(13.4)	$23.5
Operating income	$341.0	$182.0	$900.3	$509.2
Foreign exchange gain (loss) and other income (expenses) (Note 17)	$14.2	$(1.3)	$24.0	$(12.7)
Income before finance items and income taxes	$355.2	$180.7	$924.3	$496.5

Finance items (Note 18)
Finance income	$8.0	$14.9	$25.7	$47.1
Finance expenses	(0.8)	(0.7)	(2.3)	(1.9)
Net income before income taxes	$362.4	$194.9	$947.7	$541.7

Income tax expense (Note 19)	74.9	42.2	203.3	165.0
Net income	$287.5	$152.7	$744.4	$376.7

Other comprehensive income, net of taxes

Items that may be reclassified subsequently to profit and loss:
Currency translation adjustment	$(52.6)	$24.1	$45.8	$(27.4)

Items that will not be reclassified subsequently to profit and loss:
Gain on changes in the fair value of equity investments
at fair value through other comprehensive income ("FVTOCI"),
net of income tax (Note 5)	224.8	24.3	404.8	41.5
Other comprehensive income, net of taxes	$172.2	$48.4	$450.6	$14.1

Comprehensive income	$459.7	$201.1	$1,195.0	$390.8

Earnings per share (Note 21)
Basic	$1.49	$0.79	$3.86	$1.96
Diluted	$1.49	$0.79	$3.86	$1.96
Weighted average number of shares outstanding (Note 21)
Basic	192.7	192.3	192.6	192.3
Diluted	193.0	192.5	192.9	192.5

The accompanying notes are an integral part of these condensed consolidated financial statements.

2025 Third Quarter Financial Statements	3

Franco-Nevada Corporation

Condensed Consolidated Statements of Cash Flows

(unaudited, in millions of U.S. dollars)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
Cash flows from operating activities
Net income	$287.5	$152.7	$744.4	$376.7
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	87.0	54.2	219.4	165.3
Share-based compensation expenses	1.7	1.3	4.8	4.2
Impairment reversal	(0.7)	—	(4.8)	—
Gain on disposal of royalty interests	—	—	—	(0.3)
Unrealized foreign exchange (gain) loss	(1.7)	0.1	(12.9)	7.9
Deferred income tax expense	36.6	7.7	82.9	64.0
Gain on sale of gold and silver bullion	(3.1)	(2.6)	(52.4)	(5.1)
(Gain) loss on derivative financial instruments	(12.9)	1.0	(18.5)	4.0
Other non-cash items	(1.5)	(0.1)	(1.5)	(4.6)
Gold and silver bullion from royalties received in-kind	(31.5)	(20.0)	(61.6)	(52.4)
Proceeds from sale of gold and silver bullion	31.3	12.7	208.6	29.3
Changes in other assets	—	—	—	(17.4)
Operating cash flows before changes in non-cash working capital	$392.7	$207.0	$1,108.4	$571.6
Changes in non-cash working capital:
Increase in receivables	$(44.0)	$(12.8)	$(38.9)	$(22.7)
(Increase) decrease in other current assets	(5.2)	8.2	(16.3)	10.7
Increase in accounts payable and accrued liabilities	4.5	11.2	14.0	26.9
Net cash provided by operating activities	$348.0	$213.6	$1,067.2	$586.5

Cash flows used in investing activities
Acquisition of royalty, stream and working interests	$(291.8)	$(238.6)	$(2,157.4)	$(401.7)
Proceeds from sale of investments	84.4	12.9	109.9	14.0
Acquisition of investments	—	(27.9)	(55.3)	(38.9)
Proceeds from repayment of loan receivable	—	10.0	10.0	28.9
Acquisition of property and equipment	(0.1)	—	(2.2)	(0.1)
Acquisition of energy well equipment	(0.5)	(0.7)	(2.1)	(1.4)
Advances of loans receivable	—	(34.7)	—	(118.2)
Proceeds from disposal of royalty interests	—	—	—	11.2
Net cash used in investing activities	$(208.0)	$(279.0)	$(2,097.1)	$(506.2)

Cash flows used in financing activities
Payment of dividends	$(67.3)	$(61.1)	$(204.5)	$(180.3)
Proceeds from draw down of Corporate Revolver	175.0	—	175.0	—
Repayment of Corporate Revolver	(175.0)	—	(175.0)	—
Proceeds from exercise of stock options	3.1	—	7.4	2.7
Revolving credit facility amendment costs	—	—	—	(0.8)
Net cash used in financing activities	$(64.2)	$(61.1)	$(197.1)	$(178.4)
Effect of exchange rate changes on cash and cash equivalents	$0.6	$4.8	$12.4	$(6.5)
Net change in cash and cash equivalents	$76.4	$(121.7)	$(1,214.6)	$(104.6)
Cash and cash equivalents at beginning of period	$160.3	$1,439.0	$1,451.3	$1,421.9
Cash and cash equivalents at end of period	$236.7	$1,317.3	$236.7	$1,317.3

Supplemental cash flow information:
Income taxes paid	$46.8	$14.1	$140.0	$56.6
Dividend income received	$1.4	$5.1	$6.9	$9.3
Interest and standby fees paid	$1.2	$0.5	$2.6	$1.5

The accompanying notes are an integral part of these condensed consolidated financial statements.

2025 Third Quarter Financial Statements	4

Franco-Nevada Corporation

Condensed Consolidated Statements of Changes in Shareholders’ Equity

(unaudited, in millions of U.S. dollars)

			Accumulated
			other
	Share capital	Contributed	comprehensive	Retained
	(Note 20)	surplus	(loss) income	earnings	Total equity
Balance at January 1, 2024	$5,728.2	$20.6	$(192.0)	$212.3	$5,769.1
Net income	—	—	—	376.7	376.7
Other comprehensive income, net of taxes	—	—	14.1	—	14.1
Total comprehensive income					$390.8

Exercise of stock options	$3.5	$(0.8)	$—	$—	$2.7
Share-based payments	—	4.5	—	—	4.5
Vesting of restricted share units	2.4	(2.4)	—	—	—
Transfer of loss on disposal of equity investments at FVTOCI	—	—	0.4	(0.4)	—
Dividend reinvestment plan	28.0	—	—	—	28.0
Dividends declared	—	—	—	(208.3)	(208.3)
Balance at September 30, 2024	$5,762.1	$21.9	$(177.5)	$380.3	$5,986.8

Balance at January 1, 2025	$5,769.1	$23.0	$(282.0)	$486.5	$5,996.6
Net income	—	—	—	744.4	744.4
Other comprehensive income, net of taxes	—	—	450.6	—	450.6
Total comprehensive income					$1,195.0

Exercise of stock options	$9.5	$(2.1)	$—	$—	$7.4
Share-based payments	—	4.8	—	—	4.8
Vesting of restricted share units	5.5	(5.5)	—	—	—
Transfer of gain on disposal of equity investments at FVTOCI	—	—	(67.5)	67.5	—
Dividend reinvestment plan	15.5	—	—	—	15.5
Dividends declared	—	—	—	(220.0)	(220.0)
Balance at September 30, 2025	$5,799.6	$20.2	$101.1	$1,078.4	$6,999.3

The accompanying notes are an integral part of these condensed consolidated financial statements.

2025 Third Quarter Financial Statements	5

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 1 - Corporate Information

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) is incorporated under the Canada Business Corporations Act. The Company is a royalty and stream company focused on precious metals (gold, silver, and platinum group metals) and has a diversity of revenue sources. The Company owns a portfolio of royalty, stream and working interests, covering properties at various stages, from production to early exploration located in South America, Central America & Mexico, United States, Canada, Australia, Europe and Africa.

The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and the Company is domiciled in Canada. The Company’s head and registered office is located at 199 Bay Street, Suite 2000, Commerce Court West, Toronto, Ontario, Canada.

Note 2 - Material Accounting Policy Information

(a)     Basis of Presentation

These unaudited condensed consolidated interim financial statements include the accounts of Franco-Nevada and its wholly-owned subsidiaries (its “subsidiaries”) (hereinafter together with Franco-Nevada, the “Company”). These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards”) applicable to the preparation of condensed interim financial statements, including IAS 34 Interim Financial Reporting. These condensed consolidated interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2024 and were prepared using the same accounting policies, method of computation and presentation as were applied in the annual consolidated financial statements for the year ended December 31, 2024.

The financial statements included herein reflects all adjustments, consisting only of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three and nine months ended September 30, 2025 are not necessarily indicative of the results to be expected for the full year. Seasonality is not considered to have a significant impact over the condensed consolidated interim financial statements. Taxes on income in the interim period have been accrued using the tax rates that would be applicable to expected total annual income.

These condensed consolidated interim financial statements were authorized for issuance by the Board of Directors on November 3, 2025.

(b)     Significant Judgments, Estimates and Assumptions

The preparation of consolidated financial statements in accordance with IFRS Accounting Standards requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The areas of judgment and estimation are consistent with those reported in the annual consolidated financial statements for the year ended December 31, 2024.

(c) Reclassification of Comparative Amounts

Certain prior period amounts have been reclassified for consistency with the current period presentation. Cobre Panama arbitration expenses of $1.9 million and $4.2 million in Q3 2024 and YTD 2024, respectively, which was previously separately presented on the statement of income and comprehensive income, have been presented within general and administrative expenses. These reclassifications had no effect on the previously reported statements of income and comprehensive income.

(d) New Accounting Standards Issued But Not Yet Effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted.

Amendments to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”). The amendments clarify the date of recognition and derecognition of financial assets and liabilities, clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion, add new disclosures for financial instruments with contractual terms that can change cash flows, and update the disclosure for equity investments designated at fair value through other comprehensive income (“FVTOCI”). The

2025 Third Quarter Financial Statements	6

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

amendments are effective for annual reporting periods beginning on or after January 1, 2026. The Company is currently assessing the impact of the amendments.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”) was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, impacts the presentation of primary financial statements and notes, including the statement of income where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company is currently assessing the impact of the new standard.

Note 3 - Acquisitions and Other Transactions

For the nine months ended September 30, 2025

(a)	Acquisition of Royalty on AngloGold Ashanti plc’s Arthur Gold Project – Nevada, U.S.

On July 23, 2025, the Company acquired, through a wholly-owned subsidiary, a 1.0% net smelter return royalty (“NSR”) (of an existing 1.5% NSR) on AngloGold Ashanti plc’s (“AngloGold”) Arthur Gold Project (previously the Expanded Silicon Project) from Altius Minerals Corporation (“Altius”) for $250.0 million in cash, plus a contingent cash payment of $25.0 million. The contingent cash consideration is payable dependent upon the final award outcome of an arbitration process between Altius and AngloGold related to the coverage of the royalty.

The final award decision confirming the extent of the area of coverage was received by Altius on August 14, 2025. As such, the Company will be obligated to make the additional cash payment of $25.0 million in Q4 2025 following the expiry of any relevant appeal or challenge periods. As of September 30, 2025, the Company recognized the contingent consideration as part of the cost of the acquired NSR, with a corresponding contingent liability, on the basis that the contingent cash payment was considered probable and reasonably estimated.

The transaction has been accounted for as an acquisition of a mineral interest.

(b)	Pre-construction Funding of Cascabel Stream – Ecuador

On July 17, 2025, the Company, through a wholly-owned subsidiary, Franco-Nevada (Barbados) Corporation (“FNBC”), funded the second of three equal-sized payments in the amount of $23.3 million to SolGold plc (“SolGold”) for pre-construction activities of the Cascabel project. FNBC acquired the Cascabel stream from SolGold in July 2024 with Osisko Gold Royalties Ltd.’s subsidiary, Osisko Bermuda Limited (“Osisko”), on a 70%/30% basis. Subject to the achievement of certain conditions, FNBC has committed to providing a total of $525.0 million and Osisko a total of $225.0 million for a total combined funding of $750.0 million.

The transaction has been accounted for as an acquisition of a mineral interest.

(c)	Acquisition of Additional Royalty on Gold Quarry Mine – Nevada, U.S.

On July 11, 2025, the Company, through a wholly-owned subsidiary, acquired from a third party an additional NSR on Nevada Gold Mines LLC’s Gold Quarry mine for $10.5 million plus a $1.0 million contingent payment. As a result, Franco-Nevada now holds a combined NSR which provides an annual minimum payment of at least 1,650 gold ounces tied to mineral reserves and stockpiles attributed to the royalty property. The contingent consideration is payable dependent upon the annual minimum payment.

The transaction has been accounted for as an acquisition of a mineral interest.

(d)	Acquisition of Royalty on Côté Gold Mine – Ontario, Canada

On June 24, 2025, the Company acquired an existing royalty on the Côté Gold mine in Ontario from a private third party for total cash consideration of $1,050.0 million. The royalty consists of a 7.5% gross margin royalty on the Côté Gold mine. Royalty deductions include cash operating costs and exclude all capital, exploration, depreciation and other non-cash costs. The Côté Gold mine is operated through an unincorporated joint venture by IAMGOLD Corporation (“IAMGOLD”) and is owned by IAMGOLD (70%) and Sumitomo Metal Mining Co. Ltd. (“Sumitomo”) (30%). IAMGOLD and Sumitomo hold an option, exercisable at their discretion, to buy down up to 50% of the royalty at Franco-Nevada’s attributable cost in two equal tranches of 25%. The cost to repurchase the tranches are as follows: (i) the initial 25% buydown option for an internal rate of return equal to the Secured Overnight Financing Rate (“SOFR”) plus 1.1%, exercisable within two years of

2025 Third Quarter Financial Statements	7

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

closing, and (ii) the additional 25% buydown option cost for an internal rate of return equal to 10%, following exercise of the initial option, exercisable within three years of closing. Both 25% options are subject to a minimum such that the exercise price shall be the greater of the calculated value or 25% of Franco-Nevada’s royalty purchase price ($262.5 million).

The transaction has been accounted for as an acquisition of a mineral interest.

(e)	Financing Package with Discovery Silver Corp. on the Porcupine Complex – Ontario, Canada

On April 15, 2025, the Company completed a comprehensive financing transaction with Discovery Silver Corp. (“Discovery”) to support its acquisition of the Porcupine complex located near Timmins, Ontario from Newmont Corporation. The financing package includes: i) a 4.25% NSR, consisting of two tranches, for $300.0 million, on production from the Porcupine complex, ii) a $100.0 million senior secured term loan (the “Discovery Term Loan”), and iii) $48.6 million (C$70.9 million) of equity participation. The financing package, totaling $448.6 million, provided Discovery with proceeds to acquire and fund a planned capital program for the Porcupine complex.

Porcupine Royalty

The royalty on the Porcupine complex consists of two tranches: (i) a 2.25% NSR in perpetuity on all minerals produced, and (ii) a 2.00% NSR on all minerals produced until the earlier of royalty payments on the tranche equivalent to 72,000 gold ounces or a cash payment equal to a pre-tax annual internal rate of return of 12% in reference to a $100.0 million attributable purchase price.

The royalty on the Porcupine complex has been accounted for as an acquisition of a mineral interest.

Discovery Term Loan

The Discovery Term Loan was a $100.0 million, 7-year term loan with an availability period of 2 years from closing at an interest rate of 3-Month Secured Overnight Financing Rate (“3-Month SOFR”) +4.50% per annum and amortization after year 5 at 5% per quarter, with no restrictions on prepayment. The loan provided for an upfront fee equal to 2% on any principal drawn, a standby fee of 100 basis points per annum on undrawn funds, and the issuance by Discovery of 3,900,000 common share purchase warrants with an exercise price of C$0.95 per common share and an expiry date of April 15, 2028. The warrants have been accounted for as derivative instruments designated at FVTPL.

On September 15, 2025, Discovery terminated the Discovery Term Loan, which remained undrawn as of the date of termination.

Discovery Common Shares

As part of Discovery’s public offering of subscription receipts of approximately $169.5 million (C$247.5 million) which closed on February 3, 2025, the Company purchased 78,833,333 subscription receipts at a price of C$0.90 per subscription receipt for an aggregate purchase price of $48.6 million (C$70.9 million). Upon closing of the acquisition of the Porcupine complex by Discovery, the subscription receipts were automatically exchanged for common shares of Discovery.

The Company’s holding of common shares of Discovery has been accounted for as an equity investment designated at FVTOCI.

On September 18, 2025, the Company sold 26,000,000 shares for aggregate net proceeds of $84.4 million (C$116.5 million) and realized a gain of $67.4 million (C$93.1 million). As the Discovery common shares are recognized at FVTOCI, the fair value gain of $67.4 million is presented within shareholders’ equity. This gain was included within accumulated other comprehensive income and was transferred to retained earnings upon disposal.

(f)	Acquisition of Precious Metals Stream on Sibanye Stillwater Limited’s Western Limb Mining Operations – South Africa

On February 28, 2025, the Company’s wholly-owned subsidiary, FNBC completed the acquisition of a precious metals stream (the “Western Limb Stream”) with reference to specific production from Sibanye Stillwater Limited’s (“Sibanye-Stillwater”) Marikana, Rustenburg and Kroondal mining operations (the “Stream Area”) in South Africa for a purchase price

2025 Third Quarter Financial Statements	8

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

of $500.0 million. The Western Limb Stream is comprised of a gold component for the life of mine (“LOM”) and a platinum component until total delivery of 294,000 ounces of platinum.

Key terms:

●	Gold stream deliveries to FNBC are initially based off the platinum, palladium, rhodium and gold (“4E PGM”) production from the Stream Area, according to the following schedule:
o	Gold ounces equal to 1.1% of 4E PGM ounces contained in concentrate until delivery of 87,500 ounces of gold, then
o	Gold ounces equal to 0.75% of 4E PGM ounces contained in concentrate until total delivery of 237,000 ounces of gold, then
o	80% of gold contained in concentrate for the remaining LOM.
●	Platinum stream deliveries to FNBC are based on platinum production from the Western Limb Stream area, according to the following schedule:
o	1.0% of platinum contained in concentrate until the delivery of 48,000 ounces of platinum, then
o	Step-up to 2.1% of platinum contained in concentrate until total delivery of 294,000 ounces of platinum, then
o	No further platinum deliveries.

Other terms include:

●	Gold and platinum ounces delivered will be subject to an ongoing payment of 5% of spot prices respectively to Sibanye-Stillwater. In the case of gold, the ongoing payment will increase to 10% following the delivery of 237,000 ounces of gold to FNBC.
●	Effective start date of the Western Limb Stream is September 1, 2024. First deliveries related to production from September 1, 2024 to December 31, 2024 were received in March 2025.

The transaction has been accounted for as an acquisition of a mineral interest.

(g)	Pandora Royalty – South Africa

On February 28, 2025, the Company and Sibanye-Stillwater converted the Company’s 5% net profit interest on the Pandora property to a 1% net smelter return royalty.

(h)	Acquisition of Royalty on Hayasa Metals Inc.’s Urasar Project – Armenia

On January 21, 2025, the Company acquired a 0.625% NSR covering all minerals produced from Hayasa Metals Inc.’s (“Hayasa”) Urasar gold-copper project in northern Armenia for $0.55 million, pursuant to a joint acquisition agreement with EMX Royalty Corporation (“EMX”).

The transaction has been accounted for as an acquisition of a mineral interest.

(i)	Acquisition of Mineral Rights with Continental Resources, Inc. – U.S.

The Company recorded contributions to the Royalty Acquisition Venture of $2.6 million and $7.0 million in Q3 2025 and YTD 2025, respectively (Q3 2024– $1.9 million and YTD 2024 – $21.1 million). As at September 30, 2025, the Company has remaining commitments of up to $39.3 million.

The Royalty Acquisition Venture is accounted for as a joint operation in accordance with IFRS 11.

Note 4 - Cash and Cash Equivalents

Cash and cash equivalents comprised the following:

	At September 30,	At December 31,
	2025	2024
Cash deposits	$206.6	$788.1
Term deposits	30.1	663.2
	$236.7	$1,451.3

As at September 30, 2025 and December 31, 2024, cash and cash equivalents were primarily held in interest-bearing deposits. Interest earned on cash and cash equivalents is presented as finance income, referenced in Note 18.

2025 Third Quarter Financial Statements	9

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 5 - Investments

Investments comprised the following:

	At September 30,	At December 31,
	2025	2024
Equity investments at FVTOCI	$754.0	$324.8
Warrants	20.2	0.7
	$774.2	$325.5

Equity Investments at FVTOCI

Equity investments comprised the following:

	At September 30,	At December 31,
	2025	2024
G Mining Ventures Corp.	$354.1	$133.8
Discovery Silver Corp.	195.8	—
Labrador Iron Ore Royalty Corporation ("LIORC")	127.7	127.3
Other	76.4	63.7
	$754.0	$324.8

Changes in equity investments at FVTOCI and accumulated other comprehensive (loss) income for the three and nine months ended September 30, 2025 and 2024 were as follows:

	For the three months ended		For the three months ended
	September 30, 2025		September 30, 2024
		Accumulated Other
	Equity Investments	Comprehensive	Equity Investments	Accumulated Other
	Carrying amount	(Loss) Income	Carrying amount	Comprehensive Loss
Balance at July 1	$590.4	$(13.1)	$267.5	$(223.0)
Additions	—	—	40.9	—
Gain on changes in the fair value of equity investments at FVTOCI
Held during the period	191.7	191.7	23.0	23.0
Disposed during the period	67.4	67.4	5.0	5.0
Income tax expense	—	(34.3)	—	(3.7)
Disposals	(84.4)	—	(25.9)	—
Transfers within equity following disposal	—	(58.0)	—	(2.9)
Impact of foreign exchange	(11.1)	—	3.2	—
Currency translation adjustment	—	(52.6)	—	24.1
Balance at September 30	$754.0	$101.1	$313.7	$(177.5)

	For the nine months ended		For the nine months ended
	September 30, 2025		September 30, 2024
		Accumulated Other
	Equity Investments	Comprehensive	Equity Investments	Accumulated Other
	Carrying amount	(Loss) Income	Carrying amount	Comprehensive Income
Balance at January 1	$324.8	$(282.0)	$246.4	$(192.0)
Additions	55.3	—	59.3	—
Gain on changes in the fair value of equity investments at FVTOCI
Held during the period	391.8	391.8	42.6	42.6
Disposed during the period	74.7	74.7	5.2	5.2
Income tax expense	—	(61.7)	—	(6.3)
Disposals	(109.9)	—	(34.4)	—
Transfers within equity following disposal	—	(67.5)	—	0.4
Impact of foreign exchange	17.3	—	(5.4)	—
Currency translation adjustment	—	45.8	—	(27.4)
Balance at September 30	$754.0	$101.1	$313.7	$(177.5)

2025 Third Quarter Financial Statements	10

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

During the three months ended September 30, 2025, the Company disposed of equity investments with an initial cost of $17.0 million for gross proceeds of $84.4 million, and realized a fair value gain of $58.0 million, net of tax.

During the nine months ended September 30, 2025, the Company disposed of equity investments with an initial cost of $31.6 million for gross proceeds of $109.9 million, and realized a fair value gain of $67.5 million, net of tax.

Note 6 – Loans Receivable

Loans receivable comprised the following:

	At September 30,	At December 31,
	2025	2024
G Mining Ventures Term Loan	$76.4	$75.9
EMX Term Loan	24.2	34.1
Loans receivable	$100.6	$110.0
Current	$23.7	$5.9
Non-Current	76.9	104.1
Loans receivable	$100.6	$110.0
(a)	G Mining Ventures Term Loan

The G Mining Ventures Term Loan is a 6-year senior secured term loan, which bears interest at a rate of 3-Month SOFR +5.75% per annum, reducing to 3-Month SOFR +4.75% after completion tests have been achieved at the Tocantinzinho mine. Repayment of principal, accrued interest, and accrued fees will begin in December 2025 with equal quarterly repayments followed by a final 25% repayment upon maturity in June 2028.

On July 29, 2025, completion tests were achieved at the Tocantinzinho mine, thereby reducing the interest rate on the G Mining Ventures Term Loan to 3-Month SOFR +4.75%.

(b)	EMX Term Loan

The EMX Term Loan is a senior secured term loan which matures on July 1, 2029. Interest is payable monthly at a rate equal to the 3-Month SOFR plus an applicable margin between 3.0% and 4.25% depending on EMX’s net debt to adjusted EBITDA ratio. During each year, EMX may prepay $10.0 million of the principal amount outstanding without penalty, on a cumulative basis.

On April 15, 2025, EMX made a $10.0 million principal prepayment on the EMX Term Loan.

In September 2025, EMX and Elemental Altus Royalties Corp. (“Elemental Altus”) announced a proposed arrangement pursuant to which Elemental Altus would acquire all of the issued and outstanding common shares of EMX. The EMX term loan would become due and payable in full upon occurrence of EMX’s change of control.

(c)	Discovery Term Loan

The Discovery Term Loan was a $100.0 million, 7-year term loan with an availability period of 2 years from closing at an interest rate of 3-Month SOFR +4.50% per annum and amortization after year 5 at 5% per quarter, with no restrictions on prepayment. The loan provided for an upfront fee equal to 2% on any principal drawn, a standby fee of 100 basis points per annum on undrawn funds, and the issuance by Discovery of 3,900,000 common share purchase warrants with an exercise price of C$0.95 per common share and an expiry date of April 15, 2028.

On September 15, 2025, Discovery terminated the Discovery Term Loan, which remained undrawn as of the date of the termination.

2025 Third Quarter Financial Statements	11

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 7 – Gold and Silver Bullion and Stream Inventory

Gold and silver bullion and stream inventory comprised the following:

	At September 30,	At December 31,
	2025	2024
Gold and silver bullion from royalties received in-kind(1)	$9.8	$89.5
Stream ounces(2)	0.5	7.3
	$10.3	$96.8
1.	Represents gold and silver bullion received from royalty interests settled in-kind. As at September 30, 2025, the Company holds inventory from royalty interests settled in-kind of 2,902 ounces of gold and 12,713 ounces of silver with a carrying value of $9.5 million and $0.3 million, respectively (December 31, 2024 – 41,673 ounces of gold and 10,117 ounces of silver with a carrying value of $89.3 million and $0.2 million, respectively).
2.	Represents gold and silver ounces acquired by the Company from its stream arrangements. As at September 30, 2025, the stream ounces inventory consists of 44,872 ounces of silver with a carrying value of $0.5 million (December 31, 2024 – 6,216 ounces of gold and 154,010 ounces of silver with a carrying value of $5.6 million and $1.7 million, respectively).

During the three months ended September 30, 2025, the Company sold gold and silver bullion from royalties received in-kind with a cost of $28.2 million (Q3 2024 – $10.1 million) for gross proceeds of $31.3 million (Q3 2024- $12.7 million), resulting in a gain on sale of gold and silver bullion of $3.1 million (Q3 2024 – $2.6 million).

During the nine months ended September 30, 2025, the Company sold gold and silver bullion from royalties received in-kind with a cost of $156.2 million (YTD 2024 – $24.2 million) for gross proceeds of $208.6 million (YTD 2024 – $29.3 million), resulting in a gain on sale of gold and silver bullion of $52.4 million (YTD 2024 – $5.1 million).

Note 8 - Other Current Assets

Other current assets comprised the following:

	At September 30,	At December 31,
	2025	2024
Deposits related to the CRA audits	$49.4	$—
Tax receivables	27.6	8.1
Prepaid expenses	3.7	2.5
Debt issue costs	0.4	0.4
	$81.1	$11.0

Deposits related to the CRA audits represent cash on deposit totaling $44.1 million (C$66.0 million) plus accrued interest of $5.3 million (C$7.5 million). As at September 30, 2025, these amounts have been classified to current assets as the Company expects to recover the balance within twelve months as a result of the CRA Settlement, as referenced in Note 25 (b).

2025 Third Quarter Financial Statements	12

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 9 - Royalty, Stream and Working Interests

(a)	Royalty, Stream and Working Interests

Royalty, stream and working interests, net of accumulated depletion and impairment losses and reversals, comprised the following:

		Accumulated	Impairment
As at September 30, 2025	Cost	depletion(1)	reversal(2)	Carrying value
Mining royalties	$3,178.7	$(836.7)	$—	$2,342.0
Streams	5,324.0	(3,640.6)	4.8	1,688.2
Energy	2,084.3	(919.0)	—	1,165.3
Advanced	694.2	(56.9)	—	637.3
Exploration	272.3	(18.0)	—	254.3
	$11,553.5	$(5,471.2)	$4.8	$6,087.1
1.	Accumulated depletion includes impairment losses recognized prior to the nine months ended September 30, 2025.
2.	Impairment reversal recognized in the nine months ended September 30, 2025.

			Impairments
		Accumulated	(losses)
As at December 31, 2024	Cost	depletion(1)	reversals(2)	Carrying value
Mining royalties	$1,818.7	$(784.4)	$—	$1,034.3
Streams	4,801.5	(3,528.2)	—	1,273.3
Energy	2,055.2	(857.4)	—	1,197.8
Advanced	389.2	(45.8)	—	343.4
Exploration	267.7	(17.7)	—	250.0
	$9,332.3	$(5,233.5)	$—	$4,098.8

1.	Accumulated depletion includes impairment losses recognized prior to the year ended December 31, 2024.
2.	Impairment (losses) reversals recognized in the year-ended December 31, 2024.

2025 Third Quarter Financial Statements	13

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Changes in royalty, stream and working interests for the periods ended September 30, 2025 and December 31, 2024 were as follows:

	Mining
	royalties	Streams	Energy	Advanced	Exploration	Total
Balance at January 1, 2024	$948.7	$1,359.0	$1,146.4	$396.0	$177.0	$4,027.1
Additions	140.3	36.2	137.0	8.9	85.0	407.4
Disposals	(10.6)	—	—	—	—	(10.6)
Transfers	44.0	—	—	(36.2)	(7.8)	—
Depletion	(40.0)	(121.9)	(60.9)	(0.2)	—	(223.0)
Impact of foreign exchange	(48.1)	—	(24.7)	(25.1)	(4.2)	(102.1)
Balance at December 31, 2024	$1,034.3	$1,273.3	$1,197.8	$343.4	$250.0	$4,098.8

Balance at January 1, 2025	$1,034.3	$1,273.3	$1,197.8	$343.4	$250.0	$4,098.8
Additions	1,370.3	524.2	6.9	278.7	1.8	2,181.9
Transfers	(4.0)	—	—	4.0	—	—
Impairment reversal	—	4.8	—	—	—	4.8
Depletion	(54.8)	(114.1)	(48.6)	(0.1)	—	(217.6)
Impact of foreign exchange	(3.8)	—	9.2	11.3	2.5	19.2
Balance at September 30, 2025	$2,342.0	$1,688.2	$1,165.3	$637.3	$254.3	$6,087.1

Of the total net book value as at September 30, 2025, $4,627.0 million (December 31, 2024 – $2,962.4 million) is depletable and $1,460.1 million (December 31, 2024 – $1,136.4 million) is non-depletable.

(b)	Impairment Reversal

Cobre Panama

Cobre Panama currently remains in a phase of preservation and safe management (“P&SM”) with production halted since November 2023. First Quantum Minerals Ltd. (“First Quantum”) has been working with the Ministry of Commerce and Industries (“MICI”) to implement a plan that would allow for the execution of environmental and asset integrity measures during the P&SM phase of Cobre Panama (the “P&SM Plan”). On May 30, 2025, the Government of Panama, through the MICI, approved and formally instructed the execution of the P&SM Plan, including the sale of the copper concentrate that had remained on site. Exports of the copper concentrate commenced in June 2025 and were completed by the end of July 2025.

The Company determined that this was an indicator of impairment reversal and concluded that a discrete amount of the asset’s FVLCD exceeded its carrying value since the last impairment test was carried out. The Company recorded a partial impairment reversal of $4.8 million (of which $4.1 million was recorded in Q2 2025 and $0.7 million in Q3 2025) in relation to the gold and silver ounces it expects as a result of the sale of copper concentrate. The Company continues to assess its Cobre Panama stream for further indicators of impairment reversals.

2025 Third Quarter Financial Statements	14

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 10 - Other Assets

Other assets comprised the following:

	At September 30,	At December 31,
	2025	2024
Energy well equipment, net	$6.0	$5.6
Right-of-use assets, net	4.2	4.5
Debt issue costs	1.1	1.4
Furniture and fixtures, net	0.8	0.4
Deposits related to CRA audits	—	42.5
	$12.1	$54.4

Deposits related to CRA audits represent cash on deposit with CRA in connection with the transfer pricing Reassessments, as referenced in Note 25 (b). Following the CRA Settlement, as referenced in Note 25 (b), these amounts have been reclassified to other current assets as the Company expects to recover the balance within twelve months.

Note 11 - Debt

Corporate Revolver

The Company has a $1.0 billion unsecured revolving term credit facility, with a $250.0 million accordion (the “Corporate Revolver”).

On July 22, 2025, the Company drew down $175.0 million from the Corporate Revolver to finance part of the royalty acquisition on the Arthur Gold Project, as referenced in Note 3 (a). Interest incurred of $1.2 million were capitalized to the Arthur Gold Project royalty. The Corporate Revolver was fully repaid by September 30, 2025.

As at September 30, 2025, no amounts were drawn from the Corporate Revolver. The Company has four standby letters of credit in the amount of $47.4 million (C$66.0 million) against the Corporate Revolver in relation to the audit by the CRA of its 2013-2015, and 2019 taxation years, as referenced in Note 25 (b). These standby letters of credit reduce the available balance under the Corporate Revolver.

2025 Third Quarter Financial Statements	15

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 12 - Revenue

Disaggregated revenue under revenue contracts with customers classified by commodity, geography and type comprised the following:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
Commodity
Gold(1)	$351.6	$177.6	$855.9	$495.4
Silver	55.4	28.5	130.6	81.5
Platinum group metals(1)	9.5	5.6	24.7	21.8
Precious metals	$416.5	$211.7	$1,011.2	$598.7
Iron ore(2)	$15.1	$12.1	$34.7	$38.9
Other mining assets	2.6	2.7	10.0	7.4
Other mining	$17.7	$14.8	$44.7	$46.3
Oil	$30.4	$32.5	$95.9	$94.6
Gas	14.3	8.4	48.5	31.5
Natural gas liquids	4.7	5.5	15.5	15.0
Energy	$49.4	$46.4	$159.9	$141.1
Revenue from royalty, stream and working interests	$483.6	$272.9	$1,215.8	$786.1
Interest from loans receivable
Interest revenue	$4.1	$2.8	$9.7	$5.9
Other interest income	—	—	—	0.6
	$487.7	$275.7	$1,225.5	$792.6
Geography
South America	$194.0	$105.5	$486.2	$299.9
Central America & Mexico	85.7	22.4	165.6	64.0
Canada(1)(2)	89.8	49.1	227.4	140.6
United States	59.3	46.9	178.3	144.9
Rest of World	58.9	51.8	168.0	143.2
	$487.7	$275.7	$1,225.5	$792.6
Type
Revenue-based royalties	$167.5	$113.1	$445.3	$312.8
Streams(1)	276.9	138.6	659.0	398.6
Profit-based royalties	33.1	11.4	86.0	43.2
Interest revenue and other(2)	10.2	12.6	35.2	38.0
	$487.7	$275.7	$1,225.5	$792.6
1.	For Q3 2025, revenue includes a gain of nil and a loss of $0.2 million for provisional pricing adjustments for gold and platinum group metals, respectively (Q3 2024– a gain of $0.1 million and a loss of $0.6 million, respectively). For YTD 2025, revenue includes gain of $0.1 million and $0.3 million for provisional pricing adjustments for gold and platinum group metals, respectively (YTD 2024– a gain of nil and a loss of $0.7 million, respectively).
2.	For Q3 2025, revenue includes dividend income of $1.8 million from the Company’s equity investment in LIORC (Q3 2024 – $3.3 million). For YTD 2025, revenue includes dividend income of $5.4 million from the Company’s equity investment in LIORC (YTD 2024– $10.5 million).

2025 Third Quarter Financial Statements	16

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 13 - Costs of Sales

Costs of sales, excluding depletion and depreciation, comprised the following:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
Costs of stream sales	$43.2	$26.9	$106.9	$82.9
Mineral production taxes	0.9	0.6	2.3	1.8
Mining costs of sales	$44.1	$27.5	$109.2	$84.7
Energy costs of sales	3.1	4.4	10.0	9.9
	$47.2	$31.9	$119.2	$94.6

Note 14 – General and Administrative Expenses

General and administrative expenses comprised the following:

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
Salaries and benefits	$2.7	$2.3	$10.3	$7.3
Cobre Panama arbitration expenses (Note 25 (a))	1.2	1.9	5.8	4.2
Professional fees	2.2	1.5	5.0	5.2
Community contributions	0.4	0.6	0.9	1.0
Board of Directors' costs	0.2	0.1	0.4	0.3
Office expenses	0.4	0.2	1.2	0.6
Insurance costs	0.3	0.2	0.7	0.7
Other expenses	1.2	1.0	3.3	2.6
	$8.6	$7.8	$27.6	$21.9

Note 15 - Share-Based Compensation Expenses

Share-based compensation expenses comprised the following:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
Stock options and restricted share units	$1.7	$1.3	$4.8	$4.2
Deferred share units	6.0	1.1	11.4	2.8
	$7.7	$2.4	$16.2	$7.0

Share-based compensation expenses include expenses related to equity-settled stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”), as well as the mark-to-market gain or loss related to the DSUs.

2025 Third Quarter Financial Statements	17

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 16 - Related Party Disclosures

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. Key management personnel include the Board of Directors and the executive management team.

Compensation for key management personnel of the Company was as follows:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
Short-term benefits(1)	$1.0	$0.9	$3.1	$2.8
Share-based payments(2)	7.7	1.9	14.4	6.0
	$8.7	$2.8	$17.5	$8.8
1.	Includes salary, benefits and short-term accrued incentives/other bonuses earned in the period.
2.	Represents the expense of stock options and RSUs and mark-to-market charges on DSUs during the period.

Note 17 – Foreign Exchange Gain (Loss) and Other Income (Expenses)

Foreign exchange gain (loss) and other income (expenses) comprised the following:

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
Gain (loss) on derivative financial instruments	$12.9	$(1.0)	$18.5	$(4.0)
Foreign exchange gain (loss)	1.2	(0.2)	5.6	(8.6)
Other expenses	0.1	(0.1)	(0.1)	(0.1)
	$14.2	$(1.3)	$24.0	$(12.7)

The gain (loss) on derivative instruments includes the mark-to-market of financial instruments that are designed at Fair Value Through Profit and Loss. The instruments include warrants and other derivative instruments the Company holds, such as warrants in Discovery and EMX.

For the three months ended September 30, 2025 of the foreign exchange gain of $1.2 million (Q3 2024 - foreign exchange loss of $0.2 million), $1.7 million was an unrealized foreign exchange gain and $0.5 million was a realized foreign exchange loss (Q3 2024 - $0.2 million unrealized foreign exchange loss).

For the nine months ended September 30, 2025 of the foreign exchange gain of $5.6 million (YTD 2024 - foreign exchange loss of $8.6 million), $12.9 million was an unrealized foreign exchange gain and $7.3 million was a realized foreign exchange loss (YTD 2024 - $7.9 million unrealized foreign exchange loss and $0.7 million realized foreign exchange loss).

2025 Third Quarter Financial Statements	18

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 18 - Finance Income and Expenses

Finance income and expenses for the periods ended September 30, 2025 and 2024 were as follows:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
Finance income
Interest	$8.0	$14.9	$25.7	$47.1
	$8.0	$14.9	$25.7	$47.1
Finance expenses
Standby charges	$0.6	$0.5	$1.8	$1.5
Amortization of debt issue costs	0.1	0.2	0.3	0.4
Accretion of lease liabilities	0.1	—	0.2	—
	$0.8	$0.7	$2.3	$1.9

Finance income includes interest earned on cash and cash equivalents, referenced in Note 4. Also included in finance income is accrued interest of $5.3 million (C$7.5 million) earned on the Company’s cash deposits posted with the CRA, which the Company expects to recover as a result of the CRA Settlement, as referenced in Note 25 (b). Finance expenses include fees and expenses incurred in connection with the Company’s Corporate Revolver, referenced in Note 11.

In Q3 2025, borrowing costs of $1.2 million related to the Corporate Revolver was capitalized to the Arthur Gold Project, as referenced in Note 11.

Note 19 - Income Tax Expense

Income tax expense for the periods ended September 30, 2025 and 2024 was as follows:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
Current income tax expense	$38.3	$34.5	$120.4	$101.0
Deferred income tax expense	36.6	7.7	82.9	64.0
Income tax expense	$74.9	$42.2	$203.3	$165.0

Canada Revenue Agency Audit:

The Company reached a settlement with the Canada Revenue Agency in respect of its tax dispute in connection with the 2013-2019 taxation years, as referenced in Note 25 (b).

2025 Third Quarter Financial Statements	19

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 20 - Shareholders’ Equity

(a)	Share Capital

The Company’s authorized capital stock includes an unlimited number of common shares (192,777,097 common shares issued and outstanding as at September 30, 2025) having no par value and preferred shares issuable in series (issued - nil).

Changes in share capital for the periods ended September 30, 2025 and December 31, 2024 were as follows:

	Number
	of shares	Amount
Balance at January 1, 2024	192,175,042	$5,728.2
Exercise of stock options	71,864	3.6
Vesting of restricted share units	18,340	2.7
Dividend reinvestment plan	287,449	34.6
Balance at December 31, 2024	192,552,695	$5,769.1

Balance at January 1, 2025	192,552,695	$5,769.1
Exercise of stock options	105,777	9.5
Vesting of restricted share units	32,073	5.5
Dividend reinvestment plan	86,552	15.5
Balance at September 30, 2025	192,777,097	$5,799.6
(b)	Dividends

For the three months ended September 30, 2025, the Company declared dividends of $0.38 per common share (Q3 2024 – $0.36). For the nine months ended September 30, 2025, the Company declared dividends of $1.14 per common share (YTD 2024– $1.08). Dividends paid in cash and through the Company’s Dividend Reinvestment Plan (“DRIP”) were as follows:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
Cash dividends	$67.3	$61.1	$204.5	$180.3
DRIP dividends	6.4	8.2	15.5	28.0
	$73.7	$69.3	$220.0	$208.3

Note 21 - Earnings per Share ("EPS")

	For the three months ended September 30,
	2025			2024
		Shares	Per Share		Shares	Per Share
	Net income	(in millions)	Amount	Net income	(in millions)	Amount
Basic earnings per share	$287.5	192.7	$1.49	$152.7	192.3	$0.79
Effect of dilutive securities	—	0.3	—	—	0.2	—
Diluted earnings per share	$287.5	193.0	$1.49	$152.7	192.5	$0.79

	For the nine months ended September 30,
	2025			2024
		Shares	Per Share		Shares	Per Share
	Net income	(in millions)	Amount	Net income	(in millions)	Amount
Basic earnings per share	$744.4	192.6	$3.86	$376.7	192.3	$1.96
Effect of dilutive securities	—	0.3	—	—	0.2	—
Diluted earnings per share	$744.4	192.9	$3.86	$376.7	192.5	$1.96

For the three months ended September 30, 2025, 16,345 stock options (Q3 2024 –85,246 stock options) were excluded in the computation of diluted EPS due to being anti-dilutive. For the nine months ended September 30, 2025, 4,598 stock options (YTD 2024 –1,577 stock options) were excluded in the computation of diluted EPS due to being anti-dilutive.

2025 Third Quarter Financial Statements	20

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 22 - Segment Reporting

Prior to Q4 2024, the Company presented two reportable segments: mining (which comprised the precious metal and other mining operating segments) and energy. Starting in Q4 2024, the Company changed to three reportable segments: precious metals, other mining and energy. The prior period amounts have been reclassified for consistency with the current period presentation.

The Company’s reportable segments for purposes of assessing performance are presented as follows:

	For the three months ended September 30,
	2025
	Precious metals	Other mining	Energy	Total
Revenue
Revenue from royalty, streams and working interests	$416.5	$17.7	$49.4	$483.6
Interest revenue	4.1	—	—	4.1
Total Revenue	$420.6	$17.7	$49.4	$487.7

Expenses
Costs of sales	$44.1	$—	$3.1	$47.2
Depletion and depreciation	64.8	4.6	17.5	86.9
Segment gross profit	$311.7	$13.1	$28.8	$353.6

	For the three months ended September 30,
	2024
	Precious metals	Other mining	Energy	Total
Revenue
Revenue from royalty, streams and working interests	$211.7	$14.8	$46.4	$272.9
Interest revenue	2.8	—	—	2.8
Other interest income	—	—	—	—
Total Revenue	$214.5	$14.8	$46.4	$275.7

Expenses
Costs of sales	$27.5	$—	$4.4	$31.9
Depletion and depreciation	36.0	2.6	15.5	54.1
Segment gross profit	$151.0	$12.2	$26.5	$189.7

2025 Third Quarter Financial Statements	21

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

	For the nine months ended September 30,
	2025
	Precious metals	Other mining	Energy	Total
Revenue
Revenue from royalty, streams and working interests	$1,011.2	$44.7	$159.9	$1,215.8
Interest revenue	9.7	—	—	9.7
Total Revenue	$1,020.9	$44.7	$159.9	$1,225.5

Expenses
Costs of sales	$109.2	$—	$10.0	$119.2
Depletion and depreciation	156.8	12.2	50.0	219.0
Segment gross profit	$754.9	$32.5	$99.9	$887.3

	For the nine months ended September 30,
	2024
	Precious metals	Other mining	Energy	Total
Revenue
Revenue from royalty, streams and working interests	$598.7	$46.3	$141.1	$786.1
Interest revenue	5.9	—	—	5.9
Other interest income	0.6	—	—	0.6
Total Revenue	$605.2	$46.3	$141.1	$792.6

Expenses
Costs of sales	$84.7	$—	$9.9	$94.6
Depletion and depreciation	109.1	9.0	46.7	164.8
Segment gross profit	$411.4	$37.3	$84.5	$533.2

A reconciliation of total segment gross profit to consolidated net income before income taxes is presented below:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
Total segment gross profit	$353.6	$189.7	$887.3	$533.2

Other operating expenses (income)
General and administrative expenses	$8.6	$7.8	$27.6	$21.9
Share-based compensation expense	7.7	2.4	16.2	7.0
Impairment reversal(1)	(0.7)	—	(4.8)	—
Gain on disposal of royalty interests(1)	—	—	—	(0.3)
Gain on sale of gold and silver bullion(1)	(3.1)	(2.6)	(52.4)	(5.1)
Depreciation	0.1	0.1	0.4	0.5
Foreign exchange (gain) loss and other (income) expenses	(14.2)	1.3	(24.0)	12.7
Income before finance items and income taxes	$355.2	$180.7	$924.3	$496.5

Finance items
Finance income	$8.0	$14.9	$25.7	$47.1
Finance expenses	(0.8)	(0.7)	(2.3)	(1.9)
Net income before income taxes	$362.4	$194.9	$947.7	$541.7
1.	Amounts were attributed to the precious metals reportable segment for the three and nine months ended September 30, 2025 and 2024.

2025 Third Quarter Financial Statements	22

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 23 - Fair Value Measurements

Assets and Liabilities Measured at Fair Value on a Recurring Basis:

	Quoted prices in	Significant other	Significant
	active markets for	observable	unobservable
	identical assets	inputs	inputs	Aggregate
As at September 30, 2025	(Level 1)	(Level 2)	(Level 3)	fair value
Equity investments	$742.2	$—	$11.8	$754.0
Warrants	—	20.2	—	20.2
Receivables from provisional concentrate sales	—	5.1	—	5.1
	$742.2	$25.3	$11.8	$779.3

	Quoted prices in	Significant other	Significant
	active markets for	observable	unobservable
	identical assets	inputs	inputs	Aggregate
As at December 31, 2024	(Level 1)	(Level 2)	(Level 3)	fair value
Equity investments	$316.8	$—	$8.0	$324.8
Warrants	—	0.7	—	0.7
Receivables from provisional concentrate sales	—	2.6	—	2.6
	$316.8	$3.3	$8.0	$328.1

As at September 30, 2025 the carrying values of the G Mining Ventures Term Loan and EMX Term Loan which are measured at amortized cost approximated their fair values. The carrying values of the Company’s remaining financial assets and liabilities, which include cash and cash equivalents, receivables, accounts payable and accrued liabilities approximated their fair values due to their short-term nature or negligible expected credit losses (“ECL”).

There were no transfers between the levels of the fair value hierarchy during the nine months ended September 30, 2025.

The Company has not offset financial assets with financial liabilities.

2025 Third Quarter Financial Statements	23

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 24 - Commitments

(a)Purchase Commitments

The following table summarizes the Company’s commitments to pay for gold, silver and PGM pursuant to the associated precious metal agreements as at September 30, 2025:

	Attributable payable
	production to be purchased						Per ounce cash payment (1),(2)					Term of	Date of
Interest	Gold		Silver		PGM		Gold		Silver		PGM	agreement(3)	contract
Antamina	—%		22.5	% (4)	—%		n/a		5	% (5)	n/a	40 years	7-Oct-15
Antapaccay	—	% (6)	—	% (7)	—%		20	% (8)	20	% (9)	n/a	40 years	10-Feb-16
Candelaria	68	% (10)	68	% (10)	—%		$400		$4.00		n/a	40 years	6-Oct-14
Cascabel	14	% (11)	—%		—%		20	% (12)	n/a		n/a	40 years	15-Jul-24
Cooke 4	7%		—%		—%		$400		n/a		n/a	40 years	5-Nov-09
Cobre Panama Fixed Payment Stream	—	% (13)	—	% (14)	—%		$418	(15)	$6.27	(16)	n/a	40 years	19-Jan-18
Cobre Panama Floating Payment Stream	—	% (17)	—	% (18)	—%		20	% (19)	20	% (20)	n/a	40 years	19-Jan-18
Condestable	—	% (21)	—	% (22)	—%		20	% (23)	20	% (24)	n/a	40 years	27-Mar-24
Guadalupe-Palmarejo	50%		—%		—%		$800		n/a		n/a	40 years	2-Oct-14
Karma	4.875%		—%		—%		20	% (25)	n/a		n/a	40 years	11-Aug-14
New Prosperity	22	% (26)	—%		—%		$400	(27)	n/a		n/a	40 years	12-May-10
Sabodala	—	% (28)	—%		—%		20	% (29)	n/a		n/a	40 years	25-Sep-20
Sudbury (30)	50%		—%		50%		$400		n/a		$400	40 years	15-Jul-08
Tocantinzinho	12.5	% (31)	—%		—%		20	% (32)	n/a		n/a	40 years	18-Jul-22
Western Limb	—	% (33)	—%		1	% (34)	5	% (35)	n/a		5%	40 years	28-Feb-25

1	Subject to an annual inflationary adjustment except for Antamina, Antapaccay, Cascabel, Guadalupe-Palmarejo, Karma, Sabodala, Tocantinzinho and Western Limb.
2	Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price.
3	Subject to successive extensions.
4	Subject to a fixed payability of 90%. Percentage decreases to 15% after 86 million ounces of silver has been delivered under the agreement.
5	Purchase price is 5% of the average silver price at the time of delivery.
6	Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold has been delivered. Thereafter, percentage is 30% of gold shipped.
7	Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver has been delivered. Thereafter, percentage is 30% of silver shipped.
8	Purchase price is 20% of the spot price of gold until 750,000 ounces of gold have been delivered, thereafter the purchase price is 30% of the spot price of gold.
9	Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver have been delivered, thereafter the purchase price is 30% of the spot price of silver.
10	Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement.
11	Percentage decreases to 8.4% after 525,000 ounces of gold have been delivered to Franco-Nevada (Barbados) Corporation under the agreement.
12	Purchase price is 20% of the spot price of gold at the time of delivery.
13	Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter, 81 ounces of gold per 1 million pounds of copper produced until 1,716,188 ounces of gold delivered. Thereafter, 63.4% of the gold in concentrate.
14	Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced until 29,731,000 ounces of silver delivered. Thereafter, 62.1% of the silver in concentrate.
15	After 1,341,000 ounces of gold delivered, purchase price is the greater of 50% of spot and $418.27 per ounce, subject to an annual inflationary adjustment. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada received a reduction of the applicable fixed gold price of $100 per ounce until the end of Q2 2023.
16	After 21,510,000 ounces of silver delivered, purchase price is the greater of 50% of spot and $6.27 per ounce, subject to an annual inflationary adjustment.
17	Gold deliveries are indexed to copper in concentrate produced from the project. 30 ounces of gold per every 1 million pounds of copper produced until 202,000 ounces of gold delivered. Thereafter 20.25 ounces of gold per 1 million pounds of copper produced until 429,047 ounces of gold delivered. Thereafter, 15.85% of the gold in concentrate.
18	Silver deliveries are indexed to copper in concentrate produced from the project. 344 ounces of silver per every 1 million pounds of copper produced until 2,460,500 ounces of silver delivered. Thereafter, 444 ounces of silver per 1 million pounds of copper produced until 7,432,750 ounces of silver delivered. Thereafter 15.53% of the silver in concentrate.
19	After 604,000 ounces of gold delivered, purchase price is 50% of the spot price of gold. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada received a reduction of the applicable floating gold price of $100 per ounce until the end of Q2 2023.
20	After 9,618,000 ounces of silver delivered, purchase price is 50% of the spot price of silver.
21	Gold deliveries are fixed at 8,760 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the gold in concentrate until a cumulative total of 87,600 ounces of gold delivered. Thereafter, 37.5% of the gold in concentrate.
22	Silver deliveries are fixed at 291,000 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the silver in concentrate until a cumulative total of 2,910,000 ounces of silver delivered. Thereafter, 37.5% of the silver in concentrate.
23	Purchase price is 20% of the spot price of gold at the time of delivery.
24	Purchase price is 20% of the spot price of silver at the time of delivery.

2025 Third Quarter Financial Statements	24

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

25	Purchase price is 20% of the average gold price at the time of delivery.
26	Franco-Nevada has the right to acquire a 22% gold stream on New Prosperity for $350.0 million.
27	Purchase price is subject to a 1% increase, compounding annually, that commenced in May 2014.
28	Based on amended agreement with an effective date of September 1, 2020, gold deliveries are fixed at 783.33 ounces per month until 105,750 ounces of gold is delivered. Thereafter, percentage is 6% of gold production (subject to reconciliation after fixed delivery period to determine if Franco-Nevada would have received more or less than 105,750 ounces of gold under the original 6% variable stream for such period, entitling the operator to a credit for an over-delivery applied against future stream deliveries or a one-time additional delivery to Franco-Nevada for an under-delivery).
29	Purchase price is 20% of prevailing market price at the time of delivery.
30	The Company is committed to purchase 50% of the precious metals contained in ore from the properties. Payment is based on gold equivalent ounces. For McCreedy West, effective June 1, 2021, purchase price per gold equivalent ounce is determined based on the monthly average gold spot price: (i) when the gold spot price is less than $800 per ounce, the purchase price is the prevailing monthly average gold spot price; (ii) when the gold spot price is greater than $800 per ounce but less than $1,333 per ounce, the purchase price is $800 per ounce; (iii) when the gold spot price is greater than $1,333 per ounce but less than $2,000 per ounce, the purchase price is 60% of the prevailing monthly average gold spot price; and (iv) when the gold spot price is greater than $2,000, the purchase price is $1,200 per ounce.
31	Percentage decreases to 7.5% after 300,000 ounces of gold have been delivered under the agreement.
32	Purchase price is 20% of the spot price of gold at the time of delivery.
33	Gold deliveries are referenced to platinum, palladium, rhodium and gold (“4E”) ounces contained in concentrate with deliveries of gold ounces initially equal to 1.1% of 4E PGM ounces contained in concentrate, until 87,500 ounces of gold delivered. Thereafter, deliveries of gold ounces equal to 0.75% of 4E PGM ounces contained in concentrate, until a total of 237,000 ounces of gold delivered. Thereafter, 80.0% of gold contained in concentrate.
34	Percentage increases to 2.1% of platinum contained in concentrate after 48,000 ounces of platinum delivered. Platinum deliveries are capped at 294,000 ounces of platinum.
35	After 237,000 ounces of gold delivered, purchase price is 10% of the spot price of gold.

(b)Capital Commitments

As at September 30, 2025, the Company has the following investment commitments with respect to the Company’s royalty and stream interests:

Asset	Commitment	Obligating Event
Cascabel stream	$478.3 million

Without limitation, completion of key development milestones, receipt of all material permits, a construction decision approved by the board of directors of SolGold plc, and availability of the remainder of the required project financing

Royalty Acquisition Venture with Continental	$39.3 million	Acquisition of mineral rights acquired through the Royalty Acquisition Venture with Continental, triggering funding requirements by the Company
Yanacocha royalty	118,534 Franco-Nevada common shares (equivalent to $15.0 million at closing)	Achievement of commercial production and receipt of royalty payments from the Conga project for a full year within 20 years of the August 13, 2024 purchase agreement
Copper World royalty	$12.5 million

50% of commitment payable upon the project having all necessary permits and approvals and being free of legal challenges. 50% of commitment payable upon Franco-Nevada receiving royalty payments from the operator. Proportionate reduction of such contingent payments for a smaller-scale mine having anticipated life of mine production of copper contained in concentrate between 550,000 short tons and 1,703,000 short tons

Salares Norte (Rio Baker) royalty	$8.0 million	Receipt of Rio Baker royalty payments (excluding proceeds from the exercise by Gold Fields Limited of a partial buy-back option on the royalty) in excess of $15 million
Royalty with EMX Royalty Corporation	$4.9 million	Sourcing by EMX of newly created precious metals and copper royalties meeting specified criteria within three years of the June 27, 2023 joint acquisition agreement
Eskay Creek royalty	C$4.5 million

Skeena Resources having obtained mineral and surface rights to the materials contained in the Albino Lake storage facility, and such materials containing at least 300,000 ounces of contained gold that are contemplated to be mined in a mine plan approved by the board of Skeena Resources

Gold Quarry	$1.0 million	An increase in the minimum annual royalty amount during any calendar year preceding January 1, 2030

2025 Third Quarter Financial Statements	25

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

In addition to the table above, the Company has commitments related to environmental and social initiatives in connection with its acquisition of royalty and stream interests.

Note 25 - Contingencies

(a)	Cobre Panama

On June 18, 2025, Franco-Nevada agreed to suspend its arbitration proceeding against the Government of Panama. Franco-Nevada had previously filed a request for arbitration under the Canada-Panama Free Trade Agreement to the International Centre for Settlement of Investment Disputes on June 27, 2024.

(b)	Canada Revenue Agency Audit

Settlement of Canada Revenue Agency Transfer Pricing Tax Dispute

From December of 2018 to November of 2024, the Company received Notices of Reassessment from the CRA for taxation years 2013 to 2019 (the “Reassessments”) in relation to its Mexican and Barbadian subsidiaries. The reassessments were made on the basis of the transfer pricing provisions in the Income Tax Act (Canada) (the “Act”) and asserted that a majority of the income earned by the Mexican and Barbadian subsidiaries should have been included in the income of the Company and subject to tax in Canada. The Reassessments resulted in $201.4 million (C$280.3 million) of additional Federal and provincial income taxes, transfer pricing penalties, and interest and other penalties.

The Company filed formal Notices of Objection with the CRA against the Reassessments and commenced an appeal in the Tax Court of Canada with respect to the Reassessments for the 2013-2015 taxation years. The Company also posted security for 50% of the reassessed amounts in the form of cash totaling $44.1 million (C$61.4 million) and standby letters of credit totaling $47.4 million (C$66.0 million), as referenced in Note 8 and Note 11 respectively.

On September 11, 2025, the Company reached a settlement with the CRA (the “CRA Settlement”) which provides for a final resolution of the Company’s tax dispute in connection with the Reassessments.

CRA Settlement Highlights:

●	The CRA Settlement will not require the payment of any tax in Canada on the foreign earnings of the Company’s Barbadian and Mexican subsidiaries for the 2013 to 2019 taxation years.
●	The service fee charged by the Company for certain services provided to the Barbadian and Mexican subsidiaries will be adjusted to increase the mark-up applied to the Company’s cost of providing those services from the current range of 7-20% to 30%.
●	The additional service fee will result in the Company being subjected to Canadian tax on additional income of C$1.4 million in Canada for the 2013 to 2019 taxation years. After the application of non-capital losses, the Company does not anticipate any additional cash taxes will arise in respect of these years as a result of the CRA Settlement.
●	Transfer pricing penalties reflected in the Reassessments will be reversed. The interest charges reflected in the Reassessments will be reduced and adjusted consequentially to the adjustments described above.
●	The CRA Settlement is not legally binding on the CRA for years after 2019, however, the Company believes the transfer pricing principles established by the CRA Settlement will apply to years after 2019, including the 2020 and 2021 taxation years which are currently under audit, provided there are no material changes to the facts or law.

The CRA will issue revised Notices of Reassessment to the Company to reflect the adjustments under the CRA Settlement. In addition, the Company expects that the amounts that were posted as security for the Reassessments in the form of cash totaling $44.1 million (C$61.4 million) will be refunded plus interest of approximately $5.3 million (C$7.5 million), which has been accounted for in the period, and standby letters of credit totaling $47.4 million (C$66.0 million) will be cancelled.

2025 Third Quarter Financial Statements	26

Franco Nevada

The GOLD Investment that WORKS

WORLD GOLD COUNCIL MEMBER

FRANCO-NEVADA.COM

TSX/NYSE: FNV

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